Biofrontera Inc. · 660 Main Street, First Floor · Woburn, MA 01801 · USA

VIA EDGAR

December 17, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Biofrontera Inc. Registration Statement on Form S-1 (File No. 333-291987) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Biofrontera Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:30 p.m. Eastern time, on December 19, 2025, or as soon thereafter as practicable. The Registrant hereby also authorizes Stephen Older and Andrew Terjesen of McGuireWoods LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Stephen Older of McGuireWoods LLP at (212) 548-2122, or in his absence, Andrew Terjesen at (919) 835-5977.

Thank you for your assistance in this matter.

Very truly yours,

Biofrontera Inc.

/s/ E. Fred Leffler, III
Name:	E. Fred Leffler, III
Title:	Chief Financial Officer

cc:	Hermann Luebbert
Biofrontera Inc.

Stephen Older
McGuireWoods LLP

Biofrontera Inc. . 660 Main Street, First Floor . Woburn, MA 01801 . USA
Contact Phone +1 781 245 1325 . E-Mail info-us@biofrontera.com . www.biofrontera-us.com